UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): October 7, 2022

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Senior Secured Demand Notes

Class D Units

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9 OTHER EVENTS

On October 7, 2022, Iron Bridge Mortgage Fund, LLC (the “Company”) announced its intention to wind down its Senior Secured Demand Note (“Senior Notes”) program and replace the Senior Notes with Class D Units, as described in greater detail below. As previously announced by the Company, the Company is no longer offering or issuing Senior Notes, other than pursuant to previous elections by noteholders to rollover interest payments into additional Senior Notes. Effective December 30, 2022 (the “Repayment Date”), the Company intends to prepay any outstanding Senior Notes by either repaying the outstanding amount owed in cash, or by rolling over the outstanding amount owed into Class D Units, effective January 1, 2023, as elected by each holder of the Senior Notes (“Senior Noteholders”). The Company is entitled to prepay the Senior Notes at any time in its discretion without penalty pursuant to Section 3 of the Senior Notes.

In connection with this winding down process, the Company has distributed to each Senior Noteholder a Notice of Senior Secured Note Repayment and Rollover Election (“Repayment Election Notice”), which is included with this filing as Exhibit 3.1. Pursuant to the Repayment Election Notice, each Senior Noteholder may elect to have their Senior Notes repaid in cash (the “Cash Option”) or rolled over into Class D Units (the “Rollover Option”). Senior Noteholders will also be allowed to receive repayment for their Senior Notes partially in Cash and partially in Class D Units (the “Hybrid Option”).

The Class D Units are currently being offered to the public pursuant to an offering qualified under Regulation A, and any Class D Units issued pursuant to the Rollover Option will be deemed issued pursuant to the terms and conditions of such offering.

All Repayment Election Forms must be received by no later than December 1, 2022 (the “Deadline”), provided, however, that the Company may in its sole discretion waive such deadline with respect to any or all Senior Noteholders. The Company, in its sole discretion, may also elect to cancel the foregoing repayment or rollover of Senior Notes at any time prior to the Repayment Date.

Each investor should make its own inquiries and consult its advisors as to the Company and as to legal, tax and related matters concerning its election.

Exhibits

3.1	Notice of Senior Secured Note Repayment and Rollover Election, dated October 7, 2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: October 7, 2022	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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